Room 4561
						  May 5, 2006

Michael J. Fister
President and Chief Executive Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134

Re:	Cadence Design Systems, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 10, 2006
	Form 8-K Filed February 1, 2006
	File no. 1-10606

Dear Mr. Fister:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes To Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies



Revenue Recognition, page 63

1. On page 7, you indicate that the Company offers subscription licenses to customers who desire rights to remix in new technology during the life of contract, which allows the customers limited access to unspecified new technology on a when and if available basis. On page 73 you indicate that subscription licenses allow customers limited rights to "exchange" the licensed software for unspecified technology in the future. Please address the following:
* Tell us, in detail, what you mean by remix rights. Do the subscription licensees have the right to receive the unspecified additional technology in addition to their license or are they required to exchange their existing technology for the new technology?
* Please explain how you analyzed these rights pursuant to paragraphs
48 - 51 of SOP 97-2 and how your accounting complies with this guidance.

2. We note your disclosure on page 7 where you indicate that term licenses do not include remix rights. We further note your disclosure on page 73 where you indicate that term licenses offer limited rights to exchange the licensed software for technology available at the time of purchase and revenue associated with term license is recognized upon the delivery. Please address the following:
* Tell us, in detail, what you mean by "limited rights to exchange the licensed software for technology available at the time of purchase." Does this mean that your customers have the right to exchange licensed software for other software products during the term of their license? If so, does the exchanged software have no more than minimal differences in price, functionality, or features?
Also, if the customers decide to exercise their right to exchange, can they still use the licensed software?
* Please explain how you analyzed these rights pursuant to paragraphs
50 & 51 of SOP 97-2 and SFAS 48, as applicable, and tell is us how your accounting complies with this guidance.

3. We note your disclosures on page 74 where you indicate that significant judgment is involved in assessing whether a fee is fixed or determinable, including "assessing whether a contract amendment to a term arrangement constitutes a concession." Please explain what you mean by "contract amendment" and tell us how you account for such changes to your contracts.

Note 16.  Income Taxes, page 102

4. We note from your disclosures on page 102 that the IRS proposes to
assess an aggregate tax deficiency for the tax years 1997 - 1999 of
approximately $143 million, plus interest.  We further note that the
Company has protested certain of the proposed adjustments with the Appeals Office of the IRS and the matter is presently being considered. Has the Company accrued and/or paid any portion of this deficiency? If not, please explain as it appears the Company is disputing only certain of the proposed adjustments. Tell us the current status of your appeal and tell us how you considered SFAS 5 in accounting for this contingency.

Form 8-K Filed February 1, 2006

5. We note your reconciliation of GAAP net income to non-GAAP net income includes an adjustment for the "Income tax related to repatriation of foreign earnings" and yet there does not appear to be any discussion in the Company`s Form 8-K regarding this adjustment.
Tell us how you considered the disclosure requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K with regards to this adjustment.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Michael J. Fister
Cadence Design Systems, Inc.
May 5, 2006
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